In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D, including all amendments thereto, with respect to the common stock, par value $0.001 per share, of Medallion Financial Corp., Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to the first such joint filing and may, as required, be included as an exhibit to subsequent amendments thereto.

Each of the undersigned agrees and acknowledges that each party hereto is (i) individually eligible to use such Schedule 13D and (ii) responsible for the timely filing of such Schedule 13D and any and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness and accuracy of the information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument. A facsimile, telecopy or other reproduction of this Joint Filing Agreement may be executed by one or more parties hereto, and an executed copy of this Joint Filing Agreement may be delivered by one or more parties hereto by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes as of the date hereof.

Dated: December 18, 2024

[SIGNATURE PAGE FOLLOWS]

SCHEDULE 13D

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

HOWARD AMSTER

/s/ Howard Amster
Date: December 18, 2024

HOWARD AMSTER 2019 Charitable Remainder Unitrust #1 U/A 05/20/2019
By: /s/ Howard Amster

Name: Howard Amster
Title: Trustee
Date: December 18, 2024

HOWARD AMSTER 2019 Charitable Remainder Unitrust #2 U/A DTD 05/20/2019

By: /s/ Howard Amster

Name: Howard Amster
Title: Trustee
Date: December 18, 2024

HOWARD AMSTER 2019 Charitable Remainder Unitrust #3 U/A DTD 05/20/2019

By: /s/ Howard Amster

Name: Howard Amster
Title: Trustee
Date: December 18, 2024

HOWARD AMSTER 2019 Charitable Remainder Unitrust #4 U/A DTD 05/20/2019

By: /s/ Howard Amster

Name: Howard Amster
Title: Trustee
Date: December 18, 2024

HOWARD AMSTER 2019 Charitable Remainder Unitrust #7 U/A DTD 05/20/2019

By: /s/ Howard Amster

Name: Howard Amster
Title: Trustee
Date: December 18, 2024

SCHEDULE 13D

HOWARD AMSTER 2021 Charitable Remainder Unitrust #3 U/A DTD 11/23/2021

By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: December 18, 2024

AMSTER LIMITED PARTNERSHIP

By: /s/ Howard Amster
Name: Howard Amster
Title: General Partner
Date: December 18, 2024

LAUGHLIN HOLDINGS, LLC

By: /s/ Howard Amster
Name: Howard Amster
Title: President, Pleasant Lake Apts. Corp., General Partner of Pleasant Lake Apartments LP, General Partner of Laughlin Holdings, LLC
Date: December 18, 2024

PLEASANT LAKE APARTMENTS LP

By: /s/ Howard Amster
Name: Howard Amster
Title: President of Pleasant Lake Apts. Corp., General Partner
Date: December 18, 2024

RAMAT SECURITIES, LTD LLC

By: /s/ Howard Amster
Name: Howard Amster
Title: Authorized Representative
Date: December 18, 2024

PLEASANT LAKE APARTMENTS CORP.

By: /s/ Howard Amster
Name: Howard Amster
Title: President
Date: December 17, 2024

HOWARD AMSTER 2022 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 03/09/2022

By:/s/ Howard Amster
Name; Howard Amster
Title: Trustee

SCHEDULE 13D


Date: December 18, 2024

HOWARD AMSTER FOUNDATION

By: /s/ Howard Amster
Name: Howard Amster
Title: President
Date: December 18, 2024

NewAx Inc.

By: /s/ Howard Amster
Name: Howard Amster
Title: Majority Owner
Date: December 18, 2024
